December 5, 2024

Paul Grinberg
Chief Executive Officer
Mountain Lake Acquisition Corp.
930 Tahoe Blvd STE 802 PMB 45
Incline Village, NV 89451

       Re: Mountain Lake Acquisition Corp.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed November 25, 2024
           File No. 333-281410
Dear Paul Grinberg:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 22, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed November 25, 2025 Exhibits

1. We note that the risk factor on page 71 discloses that the rights agreement includes a provision that it will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the U.S. federal district courts are the sole and exclusive forum. However, we do not see that provision in
Exhibit 4.4.
       Please revise or advise.
 December 5, 2024
Page 2

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding the financial statements and related matters. Please contact
Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Giovanni Caruso